April 3, 2018	TSX.V - GIGA

Greg Ross appointed Project Manager

(VANCOUVER BC) Mark Jarvis, President of Giga Metals Corp., today announced that Greg Ross, P. Geo, has been appointed Project Manager, with responsibility for all aspects of the upcoming drill program at the Turnagain Project, among other responsibilities.

“We are very pleased to welcome Greg back to our company,” said Mr. Jarvis. “He is already deeply familiar with our project, and has excellent experience on other projects, so he will be able to hit the ground running.”

“I am happy to be back with the team at Giga Metals in my new role,” said Mr. Ross. “This is a world class project and I look forward to helping advance it to the next stage.”

In accordance with the Company’s stock option plan, 200,000 options have been granted to Mr. Ross, subject to certain vesting provisions, at a strike price of $0.60 per share and with an expiry date of April 3, 2023.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s core asset is the Turnagain Project, located in northern British Columbia, which contains one of the largest undeveloped sulphide nickel and cobalt resources in the world. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300	E: info@gigametals.com	W: www.gigametals.com